

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 23, 2017

<u>Via E-mail</u>
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

>   **Re: ATI Modular Technology Corporation**
>   **Amendment No. 7 to Registration Statement on Form 10-12G**
>   **Filed February 22, 2017**
>   **File No. 000-55699**

Dear Mr. Perkins:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. In particular, please provide updated financial statements as of and for the six-months ended December 31, 2016 and 2015 in accordance with Article 8-08 of Regulation S-X. Until you provide this information, we will not perform a detailed examination of the registration statement and we will not issue comments.

We suggest that you consider filing a substantive amendment correcting the deficiencies. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3760 with any questions.

>   Sincerely,
>
>   /s/ Pamela A. Long
>
>   Pamela A. Long
>   Assistant Director
>   Office of Manufacturing and
>   Construction

cc: Anthony R. Paesano, Esq.